Celanese Corporation
222 W. Las Colinas Blvd.,
Suite 900N
Irving, TX, USA 75039
www.celanese.com

October 4, 2016

Filed as EDGAR Correspondence
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation
Form 8-K Filed July 25, 2016
File No. 1-32410
Dear Ms. Rocha:
This letter is submitted by Celanese Corporation ("Celanese" or the "Company") in response to the comments of the staff of the Division of Corporation Finance ("Staff") of the United States Securities and Exchange Commission ("SEC") in its letter to Celanese dated September 26, 2016 ("Comment Letter"), which requested a response from Celanese relating to its Form 8-K filed on July 25, 2016 with respect to the Company's second quarter earnings release.
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text, each of which is followed by our response.
Form 8-K filed July 25, 2016

1.
Your presentation of net earnings (loss) after total adjusted EBIT in your second quarter financial highlights results in your non-GAAP measure being more prominent than the most directly comparable GAAP measure. Please revise to present net earnings (loss) before total adjusted EBIT in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
In future filings, the Company will amend the table summarizing financial highlights within its quarterly earnings releases to present a row showing net earnings (loss) immediately preceding the row showing adjusted EBIT and after operating profit (loss). For further clarification, net earnings (loss) and operating profit (loss) are both GAAP measures. The following table (using second quarter information) illustrates the new presentation:

	Three Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015
	(unaudited)
	(In $ millions)
Operating Profit (Loss)
Advanced Engineered Materials	82	88	67
Consumer Specialties	80	78	77
Total Materials Solutions	162	166	144
Industrial Specialties	29	31	28
Acetyl Intermediates	77	114	54
Eliminations	1	—	—
Total Acetyl Chain	107	145	82
Other Activities	(26)	(24)	(38)
Total	243	287	188

Net Earnings (Loss)	223	259	201

Adjusted EBIT
Advanced Engineered Materials	111	120	102
Consumer Specialties	108	106	105
Total Materials Solutions	219	226	207
Industrial Specialties	30	33	30
Acetyl Intermediates	80	115	107
Eliminations	1	—	—
Total Acetyl Chain	111	148	137
Other Activities	(18)	(16)	(19)
Total	312	358	325

2.	Please revise your disclosures to identity free cash flow as a liquidity measure rather than a performance measure.
Response:
In future filings, the Company will clarify in the non-GAAP definitions provided with the reconciliation tables in the non-US GAAP financial measures and supplemental information (the "Non-GAAP Tables"), that it views free cash flow as a liquidity measure rather than a performance measure. The following disclosure illustrates the change (additions and deletions have been notated with underlines and strikethroughs, respectively):
Definitions

•
Free cash flow is a ~~performance~~ liquidity measure used by the Company and is defined by the Company as net cash provided by (used in) operations, less capital expenditures on property, plant and equipment, and adjusted for capital contributions from or distributions to Mitsui & Co., Ltd. ("Mitsui") related to our methanol joint venture, Fairway Methanol LLC ("Fairway"). We believe that free cash flow provides useful information to management, investors, analysts and other parties in evaluating the Company's liquidity and credit quality assessment because it provides an indication of the long-term cash generating ability of our business. Although we use free cash flow as a measure to assess the ~~performance of~~ liquidity generated by our business, the use of free cash flow has important limitations, including that free cash flow does not reflect the cash requirements necessary to service our indebtedness, lease obligations, unconditional purchase obligations or pension and postretirement funding obligations.

The Company will also revise the definition of free cash flow included in the footnote disclosure below Table 5 - Free Cash Flow - Reconciliation of a Non-GAAP Measure - Unaudited in the Company's Non-GAAP Tables and in the quarterly earnings releases to conform to the revised disclosure above, as applicable.

3.
We note that you do not exclude total depreciation and amortization expense in the calculation of operating EBITDA. As the title of the measure indicates to an investor that the measure excludes all of depreciation and amortization, tell us why you exclude only portions and why you believe the title of the measure is appropriate.

Response:
The Company acknowledges the Staff's comment and concurs with the Staff that total depreciation and amortization expense should be excluded from the calculation of operating EBITDA, which has been the Company's historical practice in its Non-GAAP Tables. As detailed in the footnote disclosure below Table 1 - Adjusted EBIT and Operating EBITDA - Reconciliation of Non-GAAP Measures - Unaudited ("Table 1") in the Company's Non-GAAP Tables, the depreciation and amortization expense row excludes accelerated depreciation and amortization expense, as those amounts have already been excluded from net earnings (loss) because they are included within Certain Items attributable to Celanese Corporation.
By way of example, during the three months ended June 30, 2016, the Company reported operating EBITDA of $385 million, which excluded $73 million of total depreciation and amortization expense, as shown in Table 1. There was no accelerated depreciation and amortization expense during the three months ended June 30, 2016, as shown in the total depreciation and amortization expense table at the bottom of Table 1.
Conversely, during the year ended December 31, 2015, the Company reported operating EBITDA of $1.515 billion, which excluded $279 million of depreciation and amortization expense and $78 million of accelerated depreciation and amortization expense, which together represented total depreciation and amortization expense of $357 million. The $78 million of accelerated depreciation and amortization expense was separately included as a component of the $611 million of Certain Items attributable to Celanese Corporation, as shown in Table 1.
In future periods, in order to further clarify the Company's calculation of operating EBITDA, the Company will revise the footnote disclosure which appears below the calculation of operating EBITDA in its Non-GAAP Tables as follows (additions and deletions have been notated with underlines and strikethroughs, respectively):

(2)	Excludes accelerated depreciation and amortization expense as detailed in the table above, ~~and~~ which amounts are included in Certain Items above.
The Company will also revise its definition of operating EBITDA within its Non-GAAP Tables as follows (additions have been notated with underlines):
Definitions

•
Operating EBITDA is a performance measure used by the Company and is defined by the Company as net earnings (loss) attributable to Celanese Corporation, plus (earnings) loss from discontinued operations, less interest income, plus interest expense, plus refinancing expense, taxes and depreciation and amortization, and further adjusted for Certain Items, which Certain Items include accelerated depreciation and amortization expense. Operating EBITDA is equal to adjusted EBIT plus depreciation and amortization. We believe that Operating EBITDA provides transparent and useful information to investors, analysts and other parties in evaluating our operating performance relative to our peer companies. Operating EBITDA margin is defined by the Company as Operating EBITDA divided by net sales. Operating EBITDA margin has the same uses and limitations as Operating EBITDA.

4.
We note your GAAP effective tax rate for the years ended 2015, 2014 and 2013 was 41%, 33% and 32%, respectively, and your non-GAAP effective tax rate for those years was 18%, 21% and 19%, respectively. Please explain to us how you calculate the income tax effects of your non-GAAP adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
In its earnings releases, the Company includes a discussion of how it calculates its tax rate for adjusted earnings per share purposes. On page 6 of the Company's earnings release, and in its Non-GAAP Tables for the second quarter of 2016, the Company stated:
Definitions

•
The income tax rate used for adjusted earnings per share approximates the midpoint in a range of forecasted tax rates for the year. This range may include certain partial or full-year forecasted tax opportunities and related costs, where applicable, and specifically excludes changes in uncertain tax positions, discrete recognition of GAAP items on a quarterly basis, other pre-tax items adjusted out of our GAAP earnings for adjusted earnings per share purposes and changes in management's assessments regarding the ability to realize deferred tax assets for GAAP. In determining the adjusted earnings per share tax rate, we reflect the impact of foreign tax credits when utilized, or expected to be utilized, absent discrete events impacting the timing of foreign tax credit utilization. We analyze this rate quarterly and adjust it if there is a material change in the range of forecasted tax rates; an updated forecast would not necessarily result in a change to our tax rate used for adjusted earnings per share. The adjusted tax rate is an estimate and may differ from the actual tax rate used for GAAP reporting in any given period.

Adjusted earnings per share is a performance measure, and the income tax expense (benefit) on Certain Items ("Non-GAAP Adjustments") is determined using the applicable rates in the taxing jurisdictions in which the Non-GAAP Adjustments occurred and includes both current and deferred income tax expense (benefit). The calculation of income tax expense (benefit) follows the guidance under ASC 740 in determining the tax effect of non-GAAP adjustments. For further clarification, the calculation of the adjusted tax rate is effectively a full income tax provision that considers pre-tax earnings on a non-GAAP basis. The calculation of the effective rate for adjusted earnings purposes also includes the utilization of certain foreign tax credits and excludes the impact of changes in management's assessment regarding the ability to realize certain deferred tax assets. For example, in the first quarter of 2012, the Company amended its historical tax returns and recognized $142 million in foreign tax credits for US GAAP purposes. The Company is recognizing these tax credits when utilized for adjusted tax rate purposes. Further, in 2009, the Company released its US valuation allowance in the amount of $492 million for US GAAP purposes, which was excluded from the calculation of the adjusted earnings per share effective tax rate.
With regard to the periods noted, the Company provides the following as the primary differences between the US GAAP effective tax rates and the non-GAAP effective tax rates:

1.
For 2015, the primary differences relate to the tax impacts of non-GAAP adjustments, most notably, a contract termination and long-lived asset impairment that occurred in Singapore and China, respectively. These amounts were excluded from pre-tax earnings on a non-GAAP basis. Accordingly, for the adjusted tax rate there is no tax impact of these items. Other significant drivers relate to changes in uncertain tax positions, changes in assessment regarding the recoverability of certain deferred tax assets and utilization of foreign tax credits discussed in the preceding paragraph above.

2.
For 2014, the primary differences relate to the tax impact of the termination of certain interest rate swaps previously recorded to other comprehensive income for US GAAP purposes, utilization of foreign tax credits as previously discussed in the paragraph above and changes in assessment regarding the recoverability of certain deferred tax assets.

3.
For 2013, the primary differences relate to the tax impacts of non-GAAP adjustments principally related to the $742 million gain associated with the Frankfurt, Germany airport relocation, utilization of foreign tax credits as previously discussed in the paragraph above, changes in assessment regarding the recoverability of certain deferred tax assets, the settlement of tax litigation and legislative changes in Mexico. The litigation and new tax legislation in Mexico resulted in a US GAAP tax benefit of $39 million in 2013.

The Company has provided an estimate of differences between its US GAAP and adjusted tax rate for 2016 in Table 3a of its second quarter 2016 Non-GAAP Tables. Absent unanticipated events in the fourth quarter, the estimate indicated the Company would have an annual US GAAP tax rate of 18% as compared to 17% for adjusted tax rate purposes. Additionally, as the Company has consistently applied its methodology for determining the adjusted tax rates, there have been historical periods where the adjusted tax rate is substantially greater than the US GAAP tax rate. Specifically, the annual US GAAP tax rates for 2008, 2009, 2011 and 2012 were (51%), (280%), 9% and (17%), respectively. The corresponding adjusted tax rates for those same periods were 26%, 24%, 18% and 17%, respectively.
In future filings, the Company will revise the adjusted tax rate disclosure provided on page 6 of the Company's quarterly earnings releases and in the Non-GAAP Tables as follows (additions have been notated with underlines):
Definitions

•
Note: The income tax expense (benefit) on Certain Items ("Non-GAAP adjustments") is determined using the applicable rates in the taxing jurisdictions in which the Non-GAAP adjustments occurred and includes both current and deferred income tax expense (benefit). The income tax rate used for adjusted earnings per share approximates the midpoint in a range of forecasted tax rates for the year. This range may include certain partial or full-year forecasted tax opportunities and related costs, where applicable, and specifically excludes changes in uncertain tax positions, discrete recognition of GAAP items on a quarterly basis, other pre-tax items adjusted out of our GAAP earnings for adjusted earnings per share purposes and changes in management's assessments regarding the ability to realize deferred tax assets for GAAP. In determining the adjusted earnings per share tax rate, we reflect the impact of foreign tax credits when utilized, or expected to be utilized, absent discrete events impacting the timing of foreign tax credit utilization. We analyze this rate quarterly and adjust it if there is a material change in the range of forecasted tax rates; an updated forecast would not necessarily result in a change to our tax rate used for adjusted earnings per share. The adjusted tax rate is an estimate and may differ from the actual tax rate used for GAAP reporting in any given reporting period.

* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company believes that this letter addresses the Staff's comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-3849.

Sincerely,

/s/ KEVIN S. OLIVER
Kevin S. Oliver
Chief Accounting Officer and
Controller

cc:	Christopher W. Jensen
Senior Vice President, Finance and Chief Financial Officer